BAE SYSTEMS

82-3138

04 APR 15 AM 7:21

04024376

PROCESSED SUPPL

APR 16 2004

THOMSON FINANCIAL

SUPPL

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Mark Ronald

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mark Ronald

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Cancellation of 20,314 units of loan stock of £1 each following final part redemption of the capital amount on 28 November 2003.

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

7.45% Capital Amortising Loan Stock 2000/2003 - units of £1

12. Price per share

dw 4/15

N/A

13. Date of transaction

28 November 2003

14. Date company informed

28 November 2003

15. Total holding following this notification

0 (see also 23 below)

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director also has interests 145,646 ordinary shares as well as in contingent awards over 43,079 shares under the Restricted Share Plan, contingent awards/options over 317,217 shares under the Performance Share Plan and options over 1,013,547 shares under the Executive Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

1 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Michael Lester

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

i. Director named in 2 above

ii. Director's spouse

iii. Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

i. Michael Lester (beneficial interest) - 124,378 units

ii. Pamela Lester (beneficial interest) - 20,314 units

iii. Various trusts (non-beneficial interest) - 5,190,180 units

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

i. Cancellation of 124,378 units of loan stock of £1 each following final part redemption of the capital amount on 28 November 2003.

ii. Cancellation of 20,314 units of loan stock of £1 each following final part redemption of the capital amount on 28 November 2003.

iii. Cancellation of 5,190,180 units of loan stock of £1 each following final part redemption of the capital amount on 28 November 2003 (technical interest

only).

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

Not material

11. Class of security

7.45% Capital Amortising Loan Stock 2000/2003 - units of £1

12. Price per share

N/A

13. Date of transaction

28 November 2003

14. Date company informed

28 November 2003

15. Total holding following this notification

0 (see also 23 below)

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director also has interests 492,482 ordinary shares as well as in contingent awards over 34,359 shares under the Restricted Share Plan, contingent awards/options over 291,634 shares under the Performance Share Plan and options over 1,239,925 shares under the SAYE and Executive Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

1 December 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED OTHER THAN THAT THE REGISTERED HOLDERS ARE APPROXIMATELY 535 CUSTODIAN BANKS

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

NOT DISCLOSED. FIGURES GIVEN AS AT 24 NOVEMBER 2003

11. Date company informed

27 NOVEMBER 2003

12. Total holding following this notification

199,298,848 ORDINARY SHARES

42,015,783 AMERICAN DESPOSITARY RECEIPTS (representing 168,063,132 underlying ordinary shares)

13. Total percentage holding of issued class following this notification

12.1%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

27 NOVEMBER 2003

BAE SYSTEMS plc

NOTICE OF RESULTS

BAE SYSTEMS plc expects to announce its preliminary full-year results for the year ending 31 December 2003 on 26 February 2004.

24 November 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Mark Ronald

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mark Ronald

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares held under the Investment Share Plan and subsequent part disposal.

7. Number of shares / amount of stock acquired

64,318

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

26,069

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Acquisition: nil cost

Disposal: 170.75 pence

13. Date of transaction

21 November 2003

14. Date company informed

21 November 2003

15. Total holding following this notification

145,646 (see also 23 below)

16. Total percentage holding of issued class following this notification

Not significant

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director also has interests in contingent awards over 43,079 shares under the Restricted Share Plan, contingent awards/options over 317,217 shares under the Performance Share Plan, options over 1,186,124 shares under the Executive Share Option Schemes, and 20,314 CALS (units of Capital Amortising Loan Stock)

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

21 November 2003